May 26, 2015

Attn: Carlos Pacho, Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  Time Warner Inc.
File Number: 001-15062
Form 10-K: For the Fiscal Year Ended December 31, 2014
Filed February 26, 2015

Dear Mr. Pacho:

Set forth below is Time Warner Inc.’s (“Time Warner” or the “Company”) response to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comment given by letter (the “Comment Letter”) dated May 12, 2015 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”).

Form 10-K for the Year Ended December 31, 2014
Note 8. Film Tax-Advantaged Arrangements, page 99

Comment No. 1:  Please explain to us your basis in GAAP for reducing film and television production costs by the amounts received from outside investors in the sale-leaseback arrangements.  Tell us why it is not appropriate for you to recognize a financing obligation in connection with these sale-leaseback financing arrangements.

Response 1:  The arrangements addressed in Note 8, Film Tax-Advantaged Arrangements typically take the legal form of sale-leaseback arrangements.  However, from an accounting perspective, the Company views the substance of these arrangements as the sale of attributes that may enable a third party to obtain tax benefits in a foreign jurisdiction, in exchange for consideration. The Company does not view these arrangements as sales of film assets based on both the rationale for entering into these arrangements and the facts that the Company maintains control over the use and exploitation of the films involved in these arrangements and maintains its economic interest in the films throughout their life cycle. In accounting for these arrangements the Company notes that there is no US GAAP directly on point because the guidance in ASC 840, Leases, does not apply to licenses of intangibles such as motion picture films (ASC 840-10-15-15).  As such, the Company has analogized to the guidance in ASC 840-40-55-33, as well as the investment tax credit guidance in ASC 740, Income Taxes.   Prior to the codification of US GAAP,

May 26, 2015

this guidance was found in EITF 89-20 “Accounting for Cross Border Tax Benefit Leases.”  ASC 840-40-55-33 states that:

The timing of income recognition for the cash received by the U.S. entity should be determined based on individual facts and circumstances.  Immediate income recognition is not appropriate if there is more than a remote possibility of loss of the cash consideration received due to indemnification or other contingencies.

Additionally, ASC 740-10-45-27 notes that:

The reflection of the allowable credit as a reduction in the net amount at which the acquired property is stated (either directly or by inclusion in an offsetting account) may be preferable in many cases.  However, it is equally appropriate to treat the credit as deferred income, provided it is amortized over the productive life of the acquired property.

Consistent with this guidance, the Company accounted for the consideration received from the third parties involved in these foreign tax-advantaged arrangements as a reduction to the associated film asset.  Accordingly, the consideration was reflected as an income statement benefit over the associated film’s amortization period.  The Company believes this accounting treatment is appropriate because the generation of the economic benefit in these arrangements cannot be separated from the costs of producing the associated film.  This presentation is consistent with the presentation of tax incentives received from state and local jurisdictions for producing a film.  Additionally, the Company believes that the presentation of such benefits as a reduction to the associated film asset and the recognition of such benefits over the amortizable life of the film is consistent accounting practice within our industry.

The Company also concluded that it was not appropriate to consolidate the entities established by the third parties (i.e., recognize their financial obligations) involved in these foreign tax-advantaged arrangements because the Company does not have an interest in these entities in accordance with ASC 810, Consolidation.  Additionally, the Company does not have the power to direct the activities of these entities, guarantee the equity or debt of these entities and it does not participate in their profits or losses.

*   *   *

As requested in the Comment Letter, we hereby acknowledge on behalf of the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the 2014 Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 26, 2015

Please let us know if you have any questions.

Sincerely,

/s/ Doug Horne	/s/ Nick Vayias
Doug Horne	Nick Vayias
Senior Vice President and Controller	Vice President and Assistant Controller
Time Warner Inc.	Time Warner Inc.
(212) 484-6685	(212) 484-8964